Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: April 22, 2021

Transcript of D.A. Davidson Fireside Chat with Mark Penn (CEO, MDC Partners)

Tom White:

Great. So we've got everyone. And Mark, we're live now on the webinar, just a heads up. But if you're ready, we'll get things started, Mark.

Mark Penn:

Yep.

Tom White:

Great. So good morning, everyone. My name is Tom White. For those that I don't know on the line, I'm the internet services analyst here at D.A. Davidson. Happy you could all join us today. Thrilled to have part of the team from MDC Partners with us, Mark Penn and Michaela Pewarski, dialed into the Zoom with us. Mark is the chairman and CEO of MDC, which is a leading marketing and communications network consisting of over 50 agency brands across advertising, PR, branding, social media, event marketing, you name it. In December of last year, MDC announced plans to combine its business with that of Stagwell Media. We're going to dig into all of that, which should be interesting. And in addition, Mark's got a really interesting background across a number of disciplines and at large enterprises, so looking forward to hearing his perspectives on the world in general.

Tom White:

In terms of the format here, I'm going to get the conversation going with Mark via fireside chat for a bit. And then we can take some questions from the audience. Folks that are listening to this, if you'd like to ask a question, you can either submit it via the little Q and A field at the bottom of your Zoom screen, or you can email me directly at twhite@dadco.com. That's twhite@dadco.com and I can get your questions started. So with that, welcome, Mark.

Mark Penn:

Thank you. Thank you for having me today.

Tom White:

Yeah, sure thing. Maybe just to kick things off for folks who may be on the line who don't know about you or your background, maybe tell us a little bit about your background and maybe the origin story for Stagwell. Maybe we'll even kind of go before your time at MDC. Just tell us a little bit about your background and the origin story for Stagwell.

Mark Penn:

Sure. I guess I've kind of had a 45-year career across marketing services that began with my creating a polling and advising company basically coming out of college, not becoming an antitrust lawyer that I was maybe going to become, setting up what was known as Penn and Shoen, but then basically polled for political candidates first, and then I wound up being kind of head of the '96 President Clinton re-election campaign. And so spent years working with the President, six years as the White House pollster as our firm grew and became part of WPP and then at WPP, I was chief strategist also on Hillary's campaign for president while I also ran Burson-Marsteller. So I turned Burson-Marsteller around really from diminishing revenue and all but tripled the bottom line in a couple of years.

Mark Penn:

And so I had the experience, whether it was on the presidential campaign level, the polling level, the message level, the client level, or the management of larger properties across in a big holding company. And then I went to Microsoft, where originally I had a SWAT team, then became head of all the advertising, had a $2 billion budget, so I got the client side exposure. And really, I had always thought coming out of WPP that there was a need for kind of a new digital-first marketing services company that really would catch the transformation and marketing. And Steve Ballmer said to me, "I like that idea, I'll be your core investor with you." And so six years ago, we started the Stagwell group with the idea of really kind of understanding the digital transformation and marketing, getting those core services across those transformations, and therefore having kind of the right choice for modern marketers. So, that Stagwell story started at zero six years ago and today is a little less than 900 million of GAAP revenue.

Tom White:

I'd like to maybe just dig into that idea a little bit more, sort of that opportunity that maybe you saw that the existing kind of landscape of ad agency holding companies maybe wasn't addressing. So maybe you just give it a little bit more kind of meat on that. Like, what specific areas of disruption did you think were kind of particularly fertile, and any other color kind of behind your rationale there?

Mark Penn:

Sure. I think as I was running Burson-Marsteller, I got to the point and I said, "Well, look, the only way Burson-Marsteller can keep growing strongly would really be to kind of understand and make the shift to digital marketing." And if you kind of think of this as most marketing was kind of was generally broad, and that now we had addressable opportunities of a type that were unprecedented, yet most advertising and marketing campaigns were run at that point with digital as an afterthought. And it was pretty clear that over time, digital, how ads were kind of shaken up, how you can now target for most products, which are low incidence, more specifically, would become an increasing form of marketing.

Mark Penn:

But if you get back to the big agencies, big agencies really started their investment 40 and 50 years earlier than we did and therefore had these huge legacy assets that couldn’t really turn on a dime. And so that's why I went to Microsoft and said, "Well, I want to make sure I know everything about digital transformation." I have written two books on trends, like the consumer perspective. And then I became Chief Strategy Officer at Microsoft when Satya came there. But I do think the big companies were not able to transform themselves fast enough as these transformations were occurring. And that's where you see those companies, as I always say, they were having a disaster before the disaster of the pandemic came along because they were simply quite slow and then had to make massive investments while they were experiencing, I think, this turmoil to their model.

Mark Penn:

And so that's where, as you know, just in innovation theory, if you come along and you plant your flag at a fundamentally later point in time, you can instead really focus then on what's developing as the new marketing. You have to get the right ad to the right person at the right time now. And that requires a sophisticated coordination of creativity, data, information, and channels of access, and being able to find the addressable mediums to get to those people at the right time. And that makes marketing a fundamentally different process. Right? That's the transformation that's going on and that's the transformation that we designed Stagwell to be able to step into the shoes of.

Tom White:

Okay. So I want to get to, I guess, MDC here in a bit. But maybe just on Stagwell, can you just give us a little bit more detail on exactly kind of the services that Stagwell provides, and who their customers are? That would be helpful.

Mark Penn:

Sure. I think at the top of the online stack, so to speak, is you've got to create consumer experiences, whether that's large scale content platforms, whether that's like the CNN Magic Wall, this combination of engineering and design that results in a consumer experience. A typical banking product used to be something that you went into the bank branch and filled out a bunch of forms for. Instead, it's an online process. And so building those digital experiences is first and foremost. Then the second big area is performance marketing, right? What we're really seeing is a dramatic shift from purely brand marketing, where the expectation is people would know the brand and see it in the stores, to demand marketing, where people are expected to actually complete the sale online based on advertising that quote performs. And so we invested quite heavily in global performance marketing.

Mark Penn:

Then you also see kind of a related type of influencer marketing. Influencer marketing really is products reviewed by independent third parties - influencers who then put out their opinion on the products or write about them. And that is kind of a purely online stream of digital marketing. All our research is really online, basically 100%, because you have to have research and insights in this world. They become even more important and we are linking those insights more and more to the activation of target audiences. And that's where we revived the Harris poll. We also revived the National Research Group, which primarily focuses on entertainment and content marketing. Again, both of those I think are becoming industry leaders.

Mark Penn:

And then you look also in the online political space, we also ... Obviously I had a history of heritage in that, particularly the fastest growing service there was online fundraising. And that involves all of the same skills of finding people, finding their interests, and connecting with them online in a fast growing marketplace that has grown from, basically in the last five years, from something that was almost zero to billions of dollars are now raised online, and yet it's only 1% of the public.

Mark Penn:

So we really looked at the kind of digital-first stack and we minimized our investment in creative assets. We knew that there were others who already had significant creative assets, such as MDC. And so that's not where we put our investments because we were investing in these areas of the marketplace. We also put together an innovation team of 100 engineers based in Canada, because I felt that none of the marketing firms really had enough of an innovation team to develop the digital marketing products, which then also became a prime emphasis here of what we're doing going forward, having spent the last several years bringing some of these products to MVP level and beyond.

Tom White:

Okay. So, that's a good segue when you're talking about kind of creative services. And before that, you touched on the political stuff, which I want to dig into later, because I find that kind of advocacy, kind of fundraising space personally fascinating. But let's shift to MDC. Can you talk a little bit about, A, why did you initially approach MDC? Maybe for folks on the line who aren't familiar with that asset and sort of its history, maybe touch on that a little bit. What opportunity did you see at MDC a couple of years ago? And then we can talk about the changes that you've made since you assumed the CEO role there.

Mark Penn:

Sure. I think MDC really was put together from the idea of finding the best creative minds and from a creativity-first position. And I also think it was third generation creativity, that it actually is the most modern, forward-looking, culturally attuned creative that tended to then have really an incredible client list. And many of those companies grew, but the management at the center really never brought all the companies together into a network, never began to leverage some of the interactions that would be possible to have a more financially strong operation. And then there were a whole host of SEC and other problems.

Mark Penn:

And so, well, what I perceived was that the individual components of the company were quite strong, that you couldn't find brands like Anomaly and 72andSunny and Donor and F&B out in the general marketplace, and the incredible client lists that they have and the incredible talents who run them. But the center had not been well managed at all, hadn't been controlling things like real estate costs that were just way out of control, hadn't been really kind of managing the comp to revenue ratios and all of the key things. And so we reorganized the company and put it together into units, instead of having 25 or 30 unmanageable units, that really serve as kind of the core of the business going forward.

Tom White:

And then just in terms of timing, I guess, why is now sort of the right time to pursue this combination? It sounds like Stagwell is chugging along, those kind of digital-first kind of assets were working really well. Just at any color then around the timing?

Mark Penn:

Well, look, I think there is fundamentally a yin and yang around being a full service marketer. I think, ultimately, that combination of creativity and digital services here, and the core strengths of MDC and the core strengths of Stagwell come together, and they have an opportunity in the marketplace that's unique because you've had four majors that have 60% of the market who fundamentally have been unchallenged because nobody has gotten to the scale where they can be challenged. And I think you've had some consulting companies come in, but didn't really have the creative chops, I think, to be fundamentally sustaining. This is the first opportunity that together comes out with a $2 billion platform that you continue to grow, and really compete for the marketing services of these larger contracts out there, that right now are almost the exclusive providence of large, somewhat outmoded companies, that people almost frankly have no choice but to use. And I think we will get to the scale, not only where we continue to grow these core digital services, not only where I think the creative services will continue to win awards and be incredibly strong across the industry, but where together, financially, they can move up the ladder of not client names, because frankly the blue chip client list here is really quite incredible, whether it's automotive or technology. They run the gamut of kind of market leaders out there, but we could increase the share of wallet fundamentally across some of these bigger clients list to bring this together.

Tom White:

Makes sense. Just going to remind folks on the line, if you'd like to pose a question to Mark, feel free to submit it via that little Q&A field at the bottom of your Zoom screen, or you can email me at Twhite@dadco.com. That's Twhite@D-A-D-C-O.com. Can you talk a little bit about the competitive landscape here? Obviously, there's some big established kind of agency holding companies. It sounds like what you're putting together is also going to compete with maybe a broader set of, I don't know if it's like consulting companies, sort of digital transformation kind of consultants, or even traditional management consultants. Just curious kind of where you see MDC fitting in there.

Mark Penn:

Yeah. I think we have to see that part of the reason, I think, investors haven't kind of flocked to the area, is that the four majors have, by and large, been engaged in our process of slimming down, and really trying to deal with the enormous quantities of legacy assets that they had. At the same time they're trying to meet the kind of new marketing data needs. And so, people have seen that kind of push and pull, and I think that we're providing an opportunity where rather than slimming down, we're growing up. So we have the ability here together to get to 2 billion. I've outlined a plan over the next four years, to get to 3 billion, and there's nothing that would stop us from a continual period of growth.

Mark Penn:

Marketing itself is expanding. We don't really think of Facebook and Google as advertising companies, and yet they're the biggest carriers of advertising out there. And so, you've seen, as they expand, having kind of these services that are really attuned to the marketplace, I think will bear fruit. And long-term, the marketplace needs an alternative, otherwise I think the four majors have been entrenched for a very long period. They're the only ones who achieved full global scale, and I think that we're putting together a model here that can be more nimble or agile, or data-oriented, and yet will achieve the global scale that people need in a modern corporation.

Mark Penn:

And I think that that's where a lot of people have chosen a particular area. They've seen that area mushroom. They've done really well, and then those little areas tend to plateau. We're really going to the core market space and saying, "Hey, there's a new and developing marketing services marketplace based on the new digital economy, based on digital marketing." We're also adding a layer of digital products with SaaS revenue that will come forward in the next few years, and this is a unique offering compared to four majors who got, frankly, so big that they became an unwieldy management task. They still have an incredible lock on the marketplace, but we know that, coming out of the pandemic, I mean, another thing you asked about the time, why is this good timing, because we're coming out of the pandemic, marketing itself as a discipline, obviously, a year ago came to a complete screeching halt.

Mark Penn:

And now, as people come out of it, people say, "Hey, this is a digital economy." Well, one of the big byproducts of the pandemic is the acceleration in the power of digital economy, the need for every company to really use data in its marketing, or be left behind, and be able to reach people through these different channels. And so that's going to accelerate the potential growth path and the desire, I think, for us in the marketplace.

Tom White:

You touched a second ago about how the kind of incumbent holding companies have been like trying to slim down and kind of reassessing a lot of things, including real estate. Curious - what do you think are the big business model changes in this category that have been realized as a result of the pandemic? What's the stuff that you think is going to be most long-lasting versus sort of temporary?

Mark Penn:

Well, again, if you go back, basically advertising was all built around the 30 second spot on TV. And so everything else was kind of an afterthought, or something that was ancillary to that. And even as I saw marketing, and even as I managed marketing at Microsoft, six or seven years ago, still the primacy of that, virtually every company was so powerful. Now you really see this permanent balance here between brand, television, and kind of reaching people through online mediums, and how campaigns have to be designed for that. I think the shift from purely brand marketing that then people go to stores, to performance marketing where people may go to stores, may buy directly online.

Mark Penn:

And there are just a lot of products, take cars for example, cars were primarily television-driven. Today, a car buyer will still find TV as a powerful introductory media, but then they basically go into a digital funnel, and whereas 90% of the decisions were at the dealership, they're really now making 80% of the decisions online based on their online research and information that they receive. And this fundamentally changes marketing and sales throughout virtually every company in every industry. And that's why I think there's a really good future of investing in marketing, if you're in the right spaces, and you put together the right combination here, because in my just little example of cars, it didn't eliminate the television, but television now became one of a number of areas that have to be synchronized, to successfully kind of sell your product and to do so economically. Fundamentally, if 90% of the decisions are made online, they can have lower dealership costs, and fundamentally, the whole sales process can be more efficient and more targeted.

Tom White:

That's really helpful. Maybe just switching back to the combination of the two businesses. Can you give folks a sense of kind of what the pro forma financials of the business will look like? What are you envisioning this business growing at? What's the margin profile look like? And what's the relative contribution between kind of Stagwell and the MDC piece? I know those lines will blur obviously, but any kind of color you can give there?

Mark Penn:

Yeah. No. I think that, first on the combination, obviously, what Stagwell is bringing here are a set of complimentary faster growth services. And so, if you look at that, it greatly expands the amount of what I call high growth digital services, in a combination that I think can come out of the gate at about $2 billion, about $350 million of EBITDA, and there are $30 million of synergies to be achieved here, which we expect 90% of which will be by year two. Combined, they've already gotten favorable comments from the bond rating services, which could then facilitate a refinancing here that could save $20 million a year in interest costs, which are not really factored in as of yet, because those savings haven't been achieved. But I think it's a favorable market for such a refinancing now.

Mark Penn:

And so, you look at a margin, you look at a combined company that could have 5+% organic growth long-term and 9% growth overall. You have the added element here of the value that could be created through the digital marketing products and that stream. And then you have on top of that, and I think these forecasts don't include the potential 90 or $150 million a year in the revenue synergies from beginning to achieve those larger scale contracts.

Mark Penn:

So I think you see a reduced and improved balance sheet that comes out of this transaction. I think you really see that the finances here put together a strong platform that has an estimated pro forma cash flow of $200 million in 2021. You see that Stagwell has a really strong profile on free cash flow, in particular. And I think that the combination here then starts out with these metrics that really give it an opportunity to get on a long-term growth path, and then also give it an opportunity to be a significant player in a marketplace that is growing in the areas where we are strong.

Tom White:

Okay, great. That's super helpful. Just a followup on the balance sheet. Did you mention what kind of maybe proforma leverage looks like for the business going forward? This is obviously sort of a space or a category where M&As historically kind of played a role. So I guess, how are you balancing leverage with the likelihood or the potential for a big acquisition or something appealing kind of coming down the pike? Is there room for you guys to kind of take leverage up, if you see like a really interesting asset out there?

Mark Penn:

I think that, when I became CEO of MDC, kind of the ratio was about five times. It's now in the fours. We've had significant progress of that. I think when you look at the combination, including synergies, it'll drop to about 3.2, and the goal generally is to operate at about the level of three. I don't really see a need to go below that, given the interest costs today, that's a very manageable level, but I think that's still because of the cashflow we've suggested, that we'll probably be investing about $75 million a year in new acquisitions. Where we want to go in the acquisitions is, first and foremost, completing that global market chain. We've started a very successful affiliate program now, very similar to the kinds of programs I had at WPP that expanded into empty areas of the marketplace, where the coverage wasn't complete. And then we'll also make strategic acquisitions in that.

Mark Penn:

Then the secondary type of acquisitions is you see lots of new digital services continuing to come online. You see areas of specialty now, as Amazon converts to a platform with advertising, Walmart's converting to a platform with advertising, you're seeing new entrants in the social space as well. So there'll be new areas of online advertising specialty, and we want to make sure that we have all of those covered. And so, those are going to be the two primary areas, I think, of investment. We now have tremendous creative assets. We have tremendous performance marketing assets globally. When you look at the combination, we have incredible research and insight assets. What we're going to do is, A, complete the global market, B, stay on par or ahead of technology as it develops.

Mark Penn:

And those are the two areas where I think investment funds will be put. If something chunky comes along, I don't know, I'll have to cross that bridge when we get to it. I suspect that the platform will be a strong one and that the financing could be found for something that happened at the time. It's not the plan. The current plan is to build up really about $75 million a year in revenue that comes from acquisitions that we can then build upon and grow. And I think we've had a very successful formula, both at Stagwell and MDC, taking assets in this industry, making them just as talented, if not enhancing the talent, and at the same time, giving them a much stronger margin profile, and being able to fix some of the things that can just normally and quite easily be out of whack in a marketing services company.

Tom White:

Okay. You mentioned kind of geographic expansion and kind of the affiliate program you guys are running. I think about a company like Publicis who's out there. I think they talk about “the power of one” and their ability to help customers go to market in a global way. I guess, how do you envision MDC pitching these accounts? Is it with the affiliate network plus M&A that you guys might do on the international scale? Is that a winning strategy, do you think, or, what do customers really want, I guess, when they're looking to go global with a campaign or something like that?

Mark Penn:

I think going in on the global piece is kind of table stakes. The truth is, we more than compete now on the creative side, and on the data and digital side, we're more than, I think, competing there. In the combination, we'll put together a data digital component that really starts off with about $4.4 billion of media that's either placed or managed. That becomes a scaled offering.

Mark Penn:

Our secret sauce here is something we call CUE, the Consumer Understanding and Engagement platform. This combines a client's first party data with some third party data, but primarily draws upon the continuous surveying that we're doing in Harris and the National Research Group across 13 countries to provide an ability to create, target, and activate against online audiences. That is really a kind of the secret sauce that we're more or less putting the final touches on. It's in comparative testing now to see the levels of improvement of CUE-enabled buys. But the combination here of first rate creativity, a full suite of data management insight services, incredible, again, when you look at Code & Theory, Instrument, and YM. You look at the digital transformation assets that you really need to provide an e-commerce or other online experience for consumers. When you put all these layers of the cake together, then we really have something here that fits into what modern marketers need. I think that's what you see across this platform.

Tom White:

When it comes to acquiring creative agencies and creative people, I think one of the concerns maybe that some investors have, or at least a question is just when human capital is the main asset and these transactions happen, what are you guys doing to make sure that talent doesn't walk out the door? How do you preserve culture of all these independent creative groups of people? Any color you can give us on the extent to which folks are bought into this, or how you're incentivizing employees to stick around at a minimum, or at a maximum really collaborate?

Mark Penn:

Yeah. I think people often say, "Well, but your assets go down the elevator." And I always say that, "Well the elevators work two ways and that people come up through the elevators, too." I think first and foremost, we've had a good record here. In fact across, across MDC the core founders have ... now even the second generations have come up and begun to take on the management. I think I've shown real faith in the MDC renewal. We've been able to move and center programs, giving people new jobs, new areas, bigger management tasks, taking on the entrepreneurs and saying, "Hey, don't just manage your company, but manage five or six companies and how they work together in this new world of combination that have more sophisticated services that have to be provided at once and that have greater client stickiness." So we've been able, I think, to attract and maintain that incredible founder talent.

Mark Penn:

At the same time, we have the experience and knowledge in the industry. So we were able to say over at Stagwell and at say Harris, or the National Research Group, to bring in talented new teams of people who did remarkable jobs taking assets that had been in disrepair and completely refresh. I think you have to have the right balance between the big founders' experience and letting them really manage larger, more significant assets, and also bringing in fresh management teams.

Mark Penn:

We just announced over at Crispin that we've got a new CEO coming, Marianne Malina. She's had an incredible run over at GSD&M. We're bringing in talent. We've brought talent into our new Integrated Solutions Group. We named a new Chief Media Officer. In fact, talent, I think, has been pouring into MDC. In particular we've made a series of announcements in the last few weeks that really show that.

Mark Penn:

I think part of what you have to do in management, and one of the things I’ve observed, is that a lot of the advertising, marketing, and creative companies were run by people who were essentially lawyers and accountants. I really came out of the disciplines themselves, whether it was creating soccer moms or working on the number one Super Bowl ad, or working on the largest accounts, I really worked in the industry itself. I think I have a stronger sensitivity to what it takes to both find and, of course, incentivize talent and to keep their jobs interesting.

Mark Penn:

Part of our philosophy here, compared to what some of the big holding companies are doing, is they've been mushing together companies. We've been letting these cultures continue to grow and thrive and really focus on the costs on the back-end. When I ran Creative or Messaging Services, I didn't want to spend a lot of time in the back end of the business. I wanted that to run seamlessly. I want the leaders and managers to be working on the front end and creative ends, because that's where revenue is gained, clients are pleased, and growth occurs.

Tom White:

Some questions coming in via email here. Maybe I'll just remind folks, if you want to pose a question, you can submit it via that little Q &A form at the bottom of your Zoom screen, or feel free to email me. The question is, can you talk about your team?

Mark Penn:

Sure. At this point I have two teams. But I think that the teams really operate on three different levels. I think that both, if you look at ... Obviously I've been CEO and managing director, but both the CFOs at Stagwell and MDC have real industry experience. We're able to understand how these companies work, both Ryan Greene and Frank Lanuto. Then I look at Jay Leveton, who's worked with me for, effectively, I think, 18 years or so coming out of the Clinton White House and working across Penn & Schoen, and Burson-Marsteller. Then when I left Penn & Schoen, he grew the company 30% after I left. He's an incredibly talented and deep manager. Over at MDC, David Ross has had 10 years or more at MDC. He's got an incredible record of putting together the deals, incentive packages, and helping to run the company.

Mark Penn:

I think across these, it's very talented. But remember, the team then extends out to the CEOs of the individual brands. I've put together what I call it, a BLT, a Business Leadership Team, where we bring together as CEO's what I always call the real managers of the business. Because again, I was one of those managers. Really, having them work together on issues of where the network can be more effective and having a real say in what's happening and having an also transparent nature. That's been an important part, and that's where you see, again, whether it's the founders of 72 or the founders of Anomaly or founders of, on the other side say Code & Theory, you've just got a tremendously talented group of managers here.

Mark Penn:

You have to look at the team as an extended team across the actual disciplines, across finance and across central management, an understanding of how to incentivize and keep the system working. I think when you look at the record of Stagwell from zero to where it is, and then you look at the record here, the turnaround of MDC going into the pandemic, and even the year-end numbers. You really, I think, hopefully can see how this team has made a real difference. And understanding how to manage companies like this, then we'll have confidence in it based on those two records.

Tom White:

Great. That's super helpful. A couple of other questions from investors here. But before that, I wanted to make sure I got in a question on the online-advocacy, political-fundraising part of Stagwell's business. Can you talk a little bit, just in more detail, about exactly what those businesses do, who the customers are, and what's the growth outlook for that space? Because it seems to me like it's exploded in recent years, and curious who else is out there helping either political parties or candidates or whomever, do this. So kind of just I guess a broad range question on where Stagwell sits in that space and the outlook for growth there.

Mark Penn:

Yeah. Look, I think that the general political consulting and public affairs that's been with us for a long period of time, what's really happened is that campaigns, politics, and involvement and engagement in that, has just really taken off. You see that in every measure of it. You see that in the record turnouts in the elections. Again, I think from an economic or investment point of view, the political is really going through a growth phase. So that what happens generally now is that each Presidential reaches some new level.

Mark Penn:

When I was doing politics, basically a congressional race was running for $1 or $2 million, a Senate race for maybe $10 million. The Presidential races, everybody abided by the spending caps. Just all that disappeared. A Congressional race is at where the Senate race used to be, 5 or 10 million. Then you've seen $100 million dollar, even $200 million Senate races. Then you've seen the ... No one since Obama took any of the financing caps. You've seen this grow from 2 billion. I used to always joke that we spent more on marketing a hamburger than on all our politics. Now we spend a lot more on the politics.

Mark Penn:

But you see what's also happened here is the funding for that, has really changed from fat cat funding to individual donation funding. In that marketplace, again, what's really happened now is the mid-year tends to be the same size as the last Presidential, and then the Presidential grows 20 or 30%.

Mark Penn:

You're looking at numbers that, it used to be the whole marketplace was $2 or $3 billion. Then it's now more like a $7 to $9 billion marketplace. If I go back to the online advocacy, I think that's still only 1%. There originally were affectively almost no political donors in the country. We're now up to about 1% participating. Could that be 2, 3, 4, or 5%, 10%? I don't think we know what the limit of political engagement will be. At the same time, we don't know what the limit of the use of online information in terms of actually running the campaigns will be, because you see the same transformation from the 30 second spots to a targeted and organized approach. I think those are strong places to be, for a lot of reasons. To the extent we're talking to investors, I think you can see the potential continued growth.

Tom White:

Now, for an agency like you guys, I mean, obviously the political landscape is so polarized. I mean, is it possible for one agency ... Probably not an agency, but for one agency holding company, to basically serve as both sides of the spectrum?

Mark Penn:

It's not a holding company, in that case. I mean, when I was at WPP, they had companies of different groupings. But obviously, there's very strict separation in terms of how anybody's involved. Part of what a holding company does is enable individual brands to function on an individual basis. That's kind of core to the concept of that.

Tom White:

A question here from somebody on the line, what metrics should we watch going forward to measure your success aside from revenues, number of new relationships, what else?

Mark Penn:

Well, if you look at, in this business, there's GAAP revenue, net revenue, EBITDA, adjusted EBITDA. And I always look at the comp-to-revenue ratio because then the question is fundamentally how efficiently functioning is the business. And so, I think a focus on the comp-to-revenue ratio, it's one of the key indicators that I look at and try to manage these companies. And I tend to focus more on net revenue over GAAP revenue, because GAAP revenue can have a lot of pass-through expenses that are service specific. So online advocacy has a lot, or experiential has a lot. So I tend to focus on net revenue more so than GAAP in my view.

Mark Penn:

And certainly, I'd look at the comp-to-revenue ratio and how that's running. And certainly again, obviously, the adjusted EBITDA is the primary measure. I think people look at this because there's so much amortization and depreciation in the way these companies are structured. And by the way, free cash flow, let me just not leave out my friend free cash flow.

Tom White:

Can't leave that out.

Mark Penn:

No, I think again, part of what these businesses can do is to have really significant free cash flow. And I think particularly, Stagwell, has a very strong record on free cash flow. And combined, that will enable us to use that cash as appropriate, whether it's to strengthen the balance sheet or whether or not it's... But I think right now, there is more to invest and grow as a primary way to use that cash.

Tom White:

Maybe just to follow up there, why is it that Stagwell, you think maybe overperforms, maybe not overperforms, but is a stronger generator of free cash flow? Is it less exposed to kind of buying and reselling media or anything sort of structured?

Mark Penn:

I mean, I think there are several things that, Stagwell had fewer earn outs. And so, it had lower debt, fewer earnouts, less DAC, right? And then, when you look at that combination, then that enables it, I think, to have a stronger profile on the free cash flow line. Whereas, as you look at what was happening with MDC, is they had such enormous DAC, that had to be paid so now, even if technically your... Some people will define free cash flow in different ways. But it had much higher interest, much higher debt, much higher debt levels. And so, when you kind of look at cash that you can then, at the end of the day, either return to investors in some way, return to your balance sheet or use for new investments beyond the ones you've already made, I think Stagwell has a really strong profile on that. And I think the MDC profile is strengthening. It's obviously strengthening from where it was in that respect.

Tom White:

A question here from a listener that says, "After the combination with Stagwell is complete, how should we think about the acquisition strategy going forward? Do you still plan to be acquisitive, any particular areas of focus?" And then maybe, I just tack on, as an aside, anything you'd like to divest? Any kind of competitive concerns or other reasons why you might look to divest brands or assets?

Mark Penn:

First, on the divestitures, I mean, these assets are incredibly complementary. And so, in fact, I think we bring together here just an incredible data first, digital media operation that does every service from influencer marketing, performance marketing, regular television placement and CRM loyalty work, together under a single roof. I think that is just really a powerhouse for growth.

Mark Penn:

Again, the complementary nature of the yin and yang of this transaction, to me, doesn't scream divestment, quite the opposite. I want to harness these incredible client lists of the lead agencies here, and put together a vertical stack here that competes against the... I think acquisition strategy will be targeted, targeted to complete the global network. There's really an incredible group of growing first rate, digital first companies now in many of the developing market places, whether it's the Mid-East, Russia, parts of Asia that have frankly been untouched by the majors, because the majors put their network together 40 or 50 years ago.

Mark Penn:

And so, that's why we found such an incredible take-up on the affiliate program. And the second leg of that will be any growing digital services or digital marketplaces where we think we have to be. Those are really the two legs of any targeted investments or acquisitions. We don't need another big scale creative agency, right? We've got really, I think, more creative horses and flavors than many of the majors combined. So I think we've got an excellent vision there. That's not where we'd be acquiring.

Tom White:

Great. One more for me. And then, we'll see if there are any last minute questions from folks. But I was looking at your latest slide deck this morning and it highlighted some of the, kind of the new digital products that... I think it was probably coming out of Stagwell, that Stagwell had either recently launched or was kind of in the pipeline, and that you thought could be significant revenue generators. Can you just give a little bit more color on this pipeline of new digital ad products or digital experience products that you guys have, and maybe are there any that you're particularly excited about?

Mark Penn:

Yeah. I mean, look, I think this is an emerging kind of gem of the combination. Building on kind of my work as Chief Strategy Officer at Microsoft, part of what I realized here, is we have all the clients in the marketing field, we have incredible expertise and then we have an engineering team. And so, this enables us, effectively, to start up digital marketing products with significant SaaS revenue potential. And on a much more efficient basis than an individual startup could.

Mark Penn:

So we launched now, really at MDC, but with Stagwell engineering, a product called PRofit. And it's really, it's a piece of what's called comm-tech or communications technology. It allows people to take their news release, put it in the system, see who's covered similar stories in the past, who's likely to give it favorable and unfavorable coverage. And this AI-based tool is just something that when I ran Burson-Marsteller, we would have killed for a tool like that. And to have that, that could easily replace one or more people. And yet, its predictive nature is, I think, really incredible.

Mark Penn:

And we've put together, with really Procter & Gamble, over at Stagwell, Koalifyed, which is an influencer marketing campaign management tool that P&G is rolling out to its brands and that we have the IP on, and will be able to sell generally in the marketplace. The Harris Poll is out there with a competing terminal to the Morning Consult, which is a... The Harris Poll has a much stronger set of norms and databases for people to really use and understand their brand situation. It's a war game, competitive brand scenario.

Mark Penn:

So I think those are just three of what are about 10 products here. We're getting ahead of the curve. Now, beginning to develop a product for the, as yet, the Apple Glasses and what we expect to be kind of a new technology marketplace in augmented reality advertising. And so when you look up at Times Square, you just won't see the ads that are there. You'll see the ads that are there in augmented reality spaces, or as you walk down the aisles of a store, you're going to see the kind of augmented reality ads and specials that will come out to you through perhaps Apple Glasses or other tools that are slated to come out in the next couple of years. And so, we're trying to get ahead of the curve here, with a platform on augmented reality advertising and marketing.

Tom White:

Terrific. It doesn't look like we got any more questions. We've basically taken up all but two minutes of the hour. So maybe this is a good time to stop. But again, I just wanted to say, thanks a lot, Mark, for giving us an update. And it sounds like a very interesting story and a combination. And anyone's got any other questions or follow-ups, feel free to ping me and we can help put you in touch with the folks at MDC.

Mark Penn:

Thank you very much for having us and for letting us explain kind of, some of the things we're doing here at MDC and Stagwell.

Tom White:

Terrific. Thanks, guys. We'll end the call there.